L'ORÉAL



L'OREAL
International Financial Information Department

15th June, 2004



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA



**Re: L'Oréal S.A. -- File No. 82-735**



Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

**News Realease:**
**"Share buyback"**



Very truly yours,



The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

## NEWS RELEASE

Clichy, Tuesday, June 15th 2004 – 6.30 p.m.

## SHARE BUYBACK

News release

The Board of Directors, applying the resolution approved by the Annual General Meeting of 29th April 2004, decided in its meeting on June 15th 2004 to carry out share buybacks in an amount not exceeding one billion euros over the next twelve months.

The shares thus bought back will be cancelled, except for any which may be allocated to stock option plans.

This decision is in line with a general policy of good financial management, in view of the cash flow generated by L'Oréal. This programme could of course be interrupted if a strategic opportunity were to arise.


**Contacts at L'ORÉAL**

Shareholders
and market authorities
**Mr Jean-Régis CAROF**
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
**Mrs Caroline MILLOT**
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
**Mr Mike RUMSBY**
☎ : +33.1.47.56.76.71
http://www.loreal.com


For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com *mobile edition* on your PDA; alternatively, call the freephone number 0 800 66 66 66 (from France) or +33.1.58.13.51.36 (from outside France).